Exhibit 99.1

Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands)

	December 31,	March 31,
	2014	2015

Assets:

Current Assets:
Cash and cash equivalents	$43,238	$15,425
Short- term bank deposits	-	23,524
Prepaid expenses and receivables	506	904
	43,744	39,853
Non-Current Assets:
Restricted bank deposit	50	49
Long-term prepaid expenses	-	153
Property, plant and equipment	120	111
	170	313
Total Assets	$43,914	$40,166

Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands)

	December 31,	March 31,
	2014	2015

Liabilities and Shareholders’ Equity:

Liabilities:

Current Liabilities:
Accounts payable:
Trade	$54	$412
Other	3,354	2,035
	3,408	2,447
Shareholders payable	1,037	175
Total Liabilities	$4,445	$2,622
Shareholders’ Equity:
Share capital:
Ordinary Shares, NIS 0.01 par value – authorized – 160,000,000 shares at December 31, 2014 and March 31,2015 , issued and outstanding –16,996,960 shares at December 31, 2014 and March 31,2015	25	25
Additional paid-in capital	167,281	167,281
Share-based compensation capital reserve	5,091	5,645
Accumulated deficit	(132,629)	(134,204)
Foreign currency translation differences	(299)	(1,203)
Total Shareholders' Equity	39,469	37,544
Total Liabilities And Shareholders' Equity	$43,914	$40,166

Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2014	2015

Operating expenses:
Research and development	$1,875	$1,820
Participation in research and development	(14)	(115)
Research and development, net	1,861	1,705
General and administrative	893	940
Operating loss	2,754	2,645
Financial income	-	1,075
Financial expenses	1,189	5
Financial (income) expenses, net	1,189	(1,070)
Net loss	3,943	1,575
Other comprehensive loss (income) -
Items that will not be reclassified to profit or loss -
Foreign currency translation differences	(39)	904
Total comprehensive loss	$3,904	$2,479
Basic and diluted loss per ordinary share	$10.05	$0.09

Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended March 31,
	2014		2015

Cash Flows From Operating Activities:
Net loss		$(3,943)	$(1,575)
Adjustments in respect of:
Depreciation		8	10
Capital Loss		3	-
Interest and exchange differences of convertible loans		*	-
Changes in fair value of embedded derivatives		890	-
Changes in fair value of warrants		280	-
Share-based compensation to employees and service providers		18	554
Interest income			(14)
Exchange differences in respect of cash and cash equivalents		15	(739)
		(2,729)	(1,764)
Changes in asset and liability items:
Decrease (increase) in prepaid expenses and receivables		378	(412)
Increase in long-term prepaid expenses			(153)
Increase (decrease) in accounts payable:
Trade		90	361
Other		1,553	(1,250)
Decrease in shareholders payable			(862)
		2,021	(2,316)
Interest received from restricted bank deposits		-	-
Net cash used in operating activities		(708)	(4,080)
Cash flows from investing activities:
Purchase of property, plant and equipment		(102)	(3)
Sale of property, plant and equipment		12	-
Short- term bank deposits		-	(23,510)
Restricted bank deposits, net		(56)	1
Net cash used in investing activities		(146)	(23,512)
Cash flows from financing activities:
Convertible loan and warrants issued		1,533	-
Net cash provided from financing activities		1,533	-
Increase (decrease) in cash and cash equivalents		679	(27,592)
Balance of cash and cash equivalents at beginning of year		2,435	43,238
Foreign currency translation differences in respect of cash and cash equivalents		23	(960)
Exchange differences in respect of cash and cash equivalents		(15)	739
Balance of cash and cash equivalents at end of year		$3,122	$15,425
Supplementary information:
Interest received from cash and cash equivalents	$	*	$16

*          Represents amount less than $1 thousand.

Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

# # #

NeuroDerm Contact:

Oded S. Lieberman, PhD MBA, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762